Bernstein Fund, Inc.

1345 Avenue of the Americas

New York, New York 10105

August 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bernstein Fund, Inc.

Registration Statement on Form N-14

SEC File No. 333-240274

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Bernstein Fund, Inc. (the “Registrant”) respectfully requests withdrawal of the Registration Statement on Form N-14 (File No. 333-240274), together with all exhibits thereto, as filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2020 (Accession No. 0001193125-20-206673) (the “N-14”). The N-14 related to the proposed reorganizations of the International Portfolio and the Tax-Managed International Portfolio, each a series of Sanford C. Bernstein Fund, Inc., with and into the International Strategic Equities Portfolio, a series of the Registrant.

The N-14 was refiled in its entirety in a new Registration Statement on Form N-14 (File No. 333-241008), as filed with the SEC on August 5, 2020 (Accession No. 0001193125-20-210723), in order to correct the series and class information set forth in the submission header for the N-14.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the N-14. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC accept this application for withdrawal of the N-14. This filing relates solely to the N-14, no information contained herein is intended to amend, supersede, or affect any other filings relating to the Registrant.

Should you have any questions or comments, please contact me at (212) 969-1420.

Very truly yours,

/s/ Eric C. Freed
Eric C. Freed Assistant Secretary

Enclosures

cc:

Nancy E. Hay, AllianceBernstein L.P.

Emilie Wrapp, AllianceBernstein L.P.

P. Jay Spinola, Willkie Farr & Gallagher LLP

James W. Hahn, Willkie Farr & Gallagher LLP

Christine Y. Sun, Willkie Farr & Gallagher LLP